Exhibit 99.1

REPORT ON MATERIAL INFORMATION

“ON CIVIL LAWSUIT AGAINST JOINT STOCK COMPANY, ITS SUBSIDIARIES AND/OR ASSOCIATES, WHICH CAN MATERIALLY AFFECT FINANCIAL POSITION OR BUSINESS ACTIVITY OF JOINT STOCK COMPANY, ITS SUBSIDIARIES AND ASSOCIATES”

1.	General Information

1.1.	Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2.	Issuer’s short proprietary name: OJSC Rostelecom.

1.3.	Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.	State Registration Number (OGRN): 1027700198767

1.5.	Taxpayer’s Identification Number (TIN): 7707049388.

1.6.	Issuer’s unique code assigned by registration authority: 00124-A.

1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts/.

2.	Material Information

2.1.	Plaintiff’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

2.2.	Defendant’s full proprietary name and location: Closed Joint Stock Company “GlobalTel”; 3/25 building 5 Sytinski pereulok, Moscow, 103104, Russian Federation.

2.3.	Factual allegations and amount of claims:

These civil lawsuits were filed with the Arbitrazh Court of the city of Moscow against CJSC GlobalTel (hereinafter referred to as the Defendant) for all damages caused to OJSC Rostelecom (hereinafter referred to as the Plaintiff). The stake of OJSC Rostelecom in charter capital of CJSC GlobalTel is 51%.

The Plaintiff demands for:

•

awarding the amount due under the loan agreement n/no signed on the 15th of November 1996 in ruble equivalent of USD 150 000 as well as refunding of state fee related to civil lawsuit in the amount of RUB 38 290,38. The Plaintiff also asks for a document to refund overpaid state fee in the amount of RUB 9 060,62;

•

awarding the amount due under the agreement No 46-1.10 signed on the 28th of January 1998 in ruble equivalent of USD 1 345 310,27 as well as refunding of state fee related to civil lawsuit in the amount of 100 000 Russian rubles;

•

awarding the amount due under the agreement No 137-1.10 signed on the 1st of April 1999 in ruble equivalent of USD 5 090 000 as well as refunding of state fee related to civil lawsuit in the amount of RUB 100 000;

• awarding the amount due under the agreement No 232-1.10 signed on the 3rd of April 2000 of RUB 256 398 400 as well as refunding of state fee related to civil lawsuit in the amount of RUB 100 000;

•

awarding the amount due under the agreement No 804-2.3 signed on the 3rd of August 2000 of RUB 25 141 070,93, which is equal to USD 703 827,52 at the exchange rate of RUB 35,7205 per 1 US dollar on the 28th of February 2009 as well as refunding of state fee related to civil lawsuit in the amount of RUB 100 000;

•

awarding the amount due under the agreement No 52-2.10 signed on the 27th of March 2003 in ruble equivalent of USD 1 000 000 as well as refunding of state fee related to civil lawsuit in the amount of RUB 100 000;

	•	awarding the amount due under the agreement No 764-2.8 signed on the 21st of July 2000 of RUB 28 819 456,65 as well as refunding of state fee related to civil lawsuit in the amount of RUB 100 000;

•

awarding the amount due under the agreement No 801-1.3 signed on the 3rd of August 2000 of RUB 2 064 986,86, which are invoices in amount of 2RUB 99 484 and equivalent of USD 49 425,48 at the exchange rate of RUB 35,7205 per 1 US dollar on the 28th of February 2009 as well as refunding of state fee related to civil lawsuit in the amount of RUB 22 449;

•

awarding the amount due under the agreement No 933-1.3 signed on the 30th of October 2000 of RUB 3 214 204,89, which is equal to USD 89 982,08 as well as refunding of state fee related to civil lawsuit in the amount of RUB 22 624;

•

awarding the amount due under the agreement No 588-2.8 signed on the 19th of May 2000 of RUB 5 846 853,12 and ruble equivalent of USD 42 480, 00 as well as refunding of state fee related to civil lawsuit in the amount of RUB 48 321. The Plaintiff also asks for a document of refunding overpaid state fee in the amount of RUB 13 316 Russian rubles (because of overpayment);

•

awarding the amount due under the agreement No 932-1.3 signed on the 30th of October 2000 of RUB 7 265 976,20, which is equivalent of USD 203 411,94 at the exchange rate of RUB 35,7205 per 1 US dollar on the 28th of February 2009 as well as refunding of state fee related to civil lawsuit in the amount of RUB 62 660;

•

awarding the amount due under the agreement No 934-1.3 signed on the 30th of October 2000 of RUB 5 834 597,90, which is equal to USD 163 340,32 as well as refunding of state fee related to civil lawsuit in the amount of RUB 40 673;

•

awarding the amount due under the agreement No 935-1.3 signed on the 30th of October 2000 of RUB 4 840 822,87, which is equal to USD 135 519,46 at the exchange rate of RUB 35,7205 per 1 US dollar on the 28th of February 2009 as well as refunding of state fee related to civil lawsuit in the amount of RUB 35 704;

	•	awarding the amount due under the agreement No 480-1.8 signed on the 28th of April 2000 of RUB 6 727 416,01 as well as refunding of state fee related to civil lawsuit in the amount of RUB 45 137;

	•	awarding the amount due under the agreement No 869-1.8 signed on the 31st of August 2000 of RUB 7 563 406, 65 as well as refunding of state fee related to civil lawsuit in the amount of RUB 49 317;

	•	awarding the amount due under the agreement No 870-1.8 signed on the 31st of August 2000 of RUB 11 851 526,68 as well as refunding of state fee related to civil lawsuit in the amount of RUB 70 758.

2.4.	Possible consequences in case the Plaintiff’s civil lawsuit is satisfied:

If the Plaintiff’s civil lawsuit is satisfied, CJSC GlobalTel shall comply with the judgment of the Arbitrazh Court of the city of Moscow or appeal it.

3.	Signature

3.1.	Deputy General Director —
	Finance Director	s/s Anton A. Khozyainov

3.2.	Date: May 18, 2009